FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of January, 2003


                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F X Form 40-F
                                       ---         ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                    Yes    No X
                                       ---   ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]


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Material Contained in this Report:


I. English translation of Amendment No. 3(a) to the Substantial Shareholding Report, as filed by the registrant with the Tokai Local Finance Bureau of the Ministry of Finance of Japan on January 6, 2003, relating to the registrant's shareholding in Aisin Seiki Co., Ltd.

II. English translation of a press release, dated January 17, 2003, regarding the dissolution of Daihatsu Europe S.R.L., a wholly-owned subsidiary of the registrant.



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Toyota Motor Corporation


                                     By: /s/ Takanori Matsuo
                                         -------------------------------
Date:  January 30, 2003                  Name:    Takanori Matsuo
                                         Title:   General Manager,
                                                  Accounting Division